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SEC FILE NUMBER
8-70009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5

PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XTX MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-Dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40ᵗʰ Floor, 10 Hudson Yards
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oliver Scott	+44(0) 203 198 3484	oliver.scott@xtxmarkets.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

Date of Registration with PCAOB 10/20/2003   PCAOB Registration Number, if applicable 42

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XTX Markets LLC

Statement of Financial Condition

As at December 31, 2021

With Report of Independent Registered
Public Accounting Firm

XTX Markets LLC
Statement of Financial Condition as at December 31, 2021 (expressed in U.S. dollars in thousands unless otherwise stated)

Contents

XTX Markets LLC
Statement of Financial Condition as at December 31, 2021 (expressed in U.S. dollars in thousands unless
otherwise stated)

OATH OR AFFIRMATION

I, <u>Eric Swanson</u> , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of <u>XTX Markets LLC</u>, as of <u>December 31, 2021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:



Title: CEO



Notary Public

This filing** contains (check all applicable boxes):

☒(a) Statement of financial condition.

☒(b) Notes to statement of financial condition.

☐(c) Statement of income (loss) or, if there is other comprehensive income in the period, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐(d) Statement of cash flows.

☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐(f) Statement of changes in liabilities subordinated to claims of creditors.

☐(g) Notes to consolidated financial statements.

☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3

☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable

☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒(t) Independent public accountant's report based on an examination of the statement of financial condition.

☐(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable

☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐(z) Other: _____

Manoj Nair
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. O1NA6059391
Qualified in New York County
Commission Expires May 29, 2023



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
XTX Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XTX Markets LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.
February 28, 2022

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	$204,316
Deposits with clearing organizations and others	217,652
Receivable from broker-dealers and clearing organizations	1,098
Investment in preferred shares and RSUs	9,364
Financial instruments owned, at fair value	251,256
Furniture, equipment, and leashold improvements, at cost, less accumulated depreciation and amortization of $1,972	403
Income taxes receivable	4,873
Other assets	2,979
TOTAL ASSETS	**$691,941**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Financial instruments sold, not yet purchased, at fair value	$257,226
Payable to broker-dealers and clearing organizations	18,489
Accounts payable, accrued expenses and other liabilities	6,334
Income taxes payable	2,684
Operating lease liabilities	294
Due to related parties	25,654
TOTAL LIABILITIES	**$310,681**

MEMBER'S EQUITY

Contributed Capital	$73,996
Retained earnings	307,264
TOTAL MEMBER'S EQUITY	**$381,260**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$691,941**

The accompanying notes are an integral part of the statement of financial condition.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2021 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1   ORGANIZATION AND NATURE OF BUSINESS

XTX Markets LLC (the 'Company') is a U.S. registered broker and dealer under the Securities Exchange Act of 1934. The sole member of the Company is XTX Holdings LLC, a limited liability corporation registered in Delaware. The Company was organized for the purpose of trading equity securities and treasuries utilizing a proprietary electronic trading model. The Company exclusively trades on its own account and not on behalf of customers. The U.S. dollar is the functional currency of the Company. The Company became registered as a securities broker-dealer and member of the Chicago Stock Exchange (now NYSE Chicago) on December 13th, 2017. The Company operates as a single segment.

The Company is a member of the Securities and Investor Protection Corporation ('SIPC'). Its designated examining authority is FINRA (on behalf of NYSE Chicago). It trades via sponsored access on various equities exchanges and equities Alternative Trading Systems ('ATS', a regulated electronic trading system with registered broker-dealers that match buy and sell orders), and on Brokertec via sponsored access for treasuries. The Company does not trade any derivative products.

2   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ('US GAAP'). The statement of financial condition is presented in U.S. Dollars.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Financial Instruments Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition under "Receivable from broker-dealers and clearing organizations" and "Payable to broker-dealers and clearing organizations". Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Investment in preferred shares and RSUs

The Company holds investments in preferred shares and restricted stock units of a non-public financial technology company. These investments are measured at fair value.

Other assets

Other assets consist primarily of lease deposits and prepayments for other expenses, which are recognized at initial value of consideration given, and are subsequently amortized over the period of the underlying contract.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

2 SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash consists of deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Foreign currency transactions

Items included in statement of financial condition are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The statement of financial condition is presented in U.S. Dollars, which is the Company's functional currency.

Assets and liabilities denominated in non-U.S. Dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the statement of financial condition.

Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the statement of financial condition and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize a deferred tax asset in the future in excess of the net recorded amount, it would make an adjustment to reduce the deferred tax asset valuation allowance.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Operating Leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, *Leases*. The Company is a lessee in one noncancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company uses an incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease

XTX Markets LLC
Statement of Financial Condition as at December 31, 2021 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

2   SIGNIFICANT ACCOUNTING POLICIES - continued

incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Financial instruments sold not yet purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $257,226 in the statement of financial condition as of December 31, 2021 at fair value which is the market value of the related securities. Such obligations have market risk to the extent that subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

Fixed Assets

Fixed assets are initially recorded at cost. Subsequent to recognition, fixed assets are measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

- Leasehold improvements: over the life of the lease, or to the lease break, if shorter
- IT equipment: 3 years
- Fixtures and fittings: 7 years

The carrying values of fixed assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The residual value, useful life and depreciation method are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

A fixed asset is derecognised upon disposal or when no future economic benefits are expected from its use or disposal.

Impact of recent accounting pronouncements

The FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform, codified as ASC 848. In response to concerns about structural risks of interbank offered rates (IBORs), and, particularly, the risk of cessation of the London Interbank Offered Rate (LIBOR), regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation.

The amendments in this Update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance is effective for all entities and generally can be applied through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

2   SIGNIFICANT ACCOUNTING POLICIES - continued

The Company does not have any material exposures to LIBOR or other reference rates either via its trading book activities or back office contracts and therefore does not expect this update to have a material impact on the results presented in future accounting periods.

No additional FASB Accounting Standards updates are expected to impact the Company.

3   CASH AND CASH EQUIVALENTS

The Company had restricted cash of $4,000 at December 31, 2021 in respect of amounts lodged to support standby letters of credit to facilitate treasuries trading. All other amounts presented on the Statement of Financial Condition was unrestricted. The Company held cash equivalents at December 31, 2021 in the form of breakable 7-day term deposits.

4   FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

There were no transfers between different levels of the fair value hierarchy within the period.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2021 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

Investments in Preferred Shares in Unlisted Securities and Restricted Stock Units earned but not yet delivered:
The fair value of Preferred Shares in Unlisted Securities and Restricted Stock Units earned but not yet delivered are determined based on an option pricing model using various inputs, including the fair value of the underlying entity, the expected term until a liquidity event, discounts applied to minority holdings, the overall rate of return discount rate and a discount for lack of marketability. The fair value of the underlying entity was determined using a market approach leveraging the underlying entity's most recent fundraising and market multiples of guideline public companies and similar transactions.

These inputs are subjective and generally require significant judgement. Increases in revenue multiples and decreases in minority discounts applied to these revenue multiples, the overall rate of return discount rate and the assumed period to exit might result in a significantly higher fair value, whilst decreases in revenue multiples and increases in minority discounts applied to these revenue multiples, the overall rate of return discount rate and the assumed period to exit might result in a significantly lower fair value. Additionally, decreases in the non-marketability discount applied might result in a significantly higher fair value whilst conversely, increases in this discount might result in a significantly lower fair value.

In calculating the fair value the following significant unobservable inputs were used. Management of XTX Markets LLC consider that the revenue multiple is the most significant input:

Revenue multiples	5.3 – 6.3
Rate of return	30%
Minority discount	15%
Assumed period to exit	2 years
Non-marketability discount (common stock)	16%
Non-marketability discount (preferred stock)	6%

This analysis was performed by a third party valuations specialist and reviewed by management of XTX Markets LLC and considered reasonable.

The following table sets forth a reconciliation of opening and closing balances for the investment in preferred shares and RSUs:

	Opening Balance as of 12/31/2020	Conversion to preferred stock	Unrealized gain / (loss)	Closing Balance as of 12/31/2021
Simple Agreement for Future Equity	$6,460	($6,460)	$0	$0
Preferred stock	-	6,460	(1,200)	5,260
Restricted Stock Units earned but not yet delivered	-	-	4,104	4,104
Total	**$6,460**	**$0**	**$2,904**	**$9,364**

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2021. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgement and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2021 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

	Level 1	Level 2	Level 3	Total Fair Value
Financial instruments owned, at fair value:				
Equity securities	$251,256	-	-	$251,256
Investment in preferred shares and RSUs:				
Equity securities	-	-	5,260	$5,260
Restricted Stock Units earned but not yet delivered	-	-	4,104	$4,104
Total financial instruments owned, at fair value	$251,256	-	$9,364	$260,620
Financial instruments sold, not yet purchased, at fair value:				
Equity securities	$257,226	-	-	$257,226
Total financial instruments sold, not yet purchased, at fair value	$257,226	-	-	$257,226

Short term assets and liabilities carry a maturity of less than one year or are bearing market interest rates and accordingly are carried at amounts approximating fair value, and are as set out below:

	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$204,316	-	-	$204,316
Deposits with clearing organizations and others	217,652	-	-	217,652
Receivable from broker-dealers and clearing organizations	-	1,098	-	1,098
Deposits	2,571	-	-	2,571
Total assets	$424,539	$1,098	-	$425,637
Payable to broker-dealers and clearing organizations	-	$18,489	-	$18,489
Total liabilities	-	$18,489	-	$18,489

5. DUE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS

The Company clears its proprietary transactions through other broker-dealers. As of December 31, 2021, the Company had deposits due from these broker-dealers and clearing organizations of $217,652, receivables from broker-dealers and clearing organizations of $1,098 and amounts due to broker-dealers and clearing organizations of $18,489. Included in deposits with clearing organizations and others are deposits, margin, and unsettled transactions. Amounts due from broker-dealers and clearing organizations consist of rebates receivable and amounts due to broker-dealers and clearing organizations consist of exchange and clearing fees payable.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has total balances lodged with banks and broker-dealers aggregating to $6,571 as security for its office lease and to support a standby letter of credit issued in respect of its treasuries trading. $4,000 is included within "Cash and cash equivalents" and $2,571 within "Other assets" on the Statement of Financial Condition.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2021 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

7. RELATED PARTIES

The Company is a fully owned subsidiary of XTX Holdings LLC, a company domiciled in the US and US tax resident. Intercompany amounts in respect of recharges under expense sharing agreements due among related parties are interest free and repayable on demand. There have been no guarantees received from related parties or provided to related parties.

In March 2021 the Company made a $35,000 loan to XTX Holdings Limited, a Cayman financial holding company that is an affiliate of the Company. The loan was repaid in full during June 2021, including interest of $285.

The Company attributes profits to XTX Markets Technologies Limited, an affiliate of XTX Markets LLC, in respect of net profits initially booked within XTX Markets LLC but where management consider that the value-added activities in respect of the profits are provided by employees of XTX Markets Technologies Limited. These amounts are derived using a profit split calculation that reallocates profits and costs (comprising administrative, general and operating expenses) among affiliated entities based on the value-added activities performed globally. Additionally, the Company receives amounts calculated in accordance with transfer pricing principles from affiliated entities in respect of net income generated by these entities but where management consider that the value added activities in respect of this income is provided by employees of XTX Markets LLC.

Additionally, the Company pays amounts to XTX Markets Technologies Limited, in respect of bespoke I.P. and execution activities, and costs recharged between XTX Markets LLC and these affiliated entities to ensure that each legal entity accurately bears its share of costs incurred. These costs include administrative, general and operating expenses, including employee compensation and benefits. Operating expenses consist of a combination of trading and back office I.T. costs including exchange connectivity, market data and back office subscription costs.

Related party charges shall not be viewed as the solicitation of services and/or sale of tangible personal property. Charges incurred by XTX Markets LLC are solely costs of the entity and related party charges are generated to allocate the reimbursement of these costs.

No formal settlement terms exist for settlement of any associated related party receivables or payables although a master netting agreement is in place that allows for net settlement of intercompany payables and receivables. Balances are typically settled on a monthly basis.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2021:

	Due to related party as of 31-Dec-21	Due from related party as of 31-Dec-21
XTX Markets Technologies Limited	$25,654	$0
	$25,654	$0

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

8. LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease contains a renewal option for a period of a further five years. Because the Company is not reasonably certain to exercise this option, the optional period is not included in determining the lease term, and associated payments under this renewal option is excluded from lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract includes fixed plus variable payments. The lease requires the Company to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the balance sheet as of December 31, 2021 were as follows:

Operating lease ROU assets	$276
Operating lease liabilities	$294

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021 are as follows:

2022	$294

On September 27, 2021 XTX Markets LLC entered a lease agreement for a new office space in New York, commencing on July 1st, 2022. XTX Markets LLC does not have any involvement in the construction or design of the building.

The noncancelable lease term is 10.75 years, from July 1st, 2022 to March 31st, 2033. There is a 20-month rent-free period from July 2022 to February 2024, with fixed rent payments from March 2024 to March 2033. For the first five years, future minimum lease payments are $2,408 per year, of which $2,256 is the fixed rent payment and $152 is the additional tax payment. Afterwards, the future minimum lease payments are $2,787 per year, of which $2,389 is the fixed rent payment and $398 are additional tax payments. However, due to unknown estimate amounts, the future minimum lease payments do not include expenses such as other tax payments, operating payments, electric charges, insurance, and any other fees or expenses the Landlord deems incurred by the Company. A provision exists that allows XTX Markets LLC to terminate the lease with a 30-day notice period if the Possession Date (earlier date of the building construction considered mainly complete or when the Company could begin occupying the rented space) does not occur on or before May 2023, though this is considered unlikely.

9. CREDIT RISK, FINANCING RISK AND MARKET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2021 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposure to equity prices, interest rates, commodity prices, credit prices and currency prices. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading levels may vary significantly on an intraday basis as a result of changing market and economic conditions. End of day positions may not be representative of trading levels conducted by the Company during the trading day.

The Company relies on service providers that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-US currencies or securities that are denominated in non-US currencies. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

10. CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business.

11. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

During 2018, the Company applied for, and received permission from CHX to adopt the alternative treatment for calculating capital requirements. Therefore, during 2021 the capital requirement of the Company has been $250 and it has remained in compliance with its minimum net capital requirement through the date of this statement of financial condition and had net capital of $292,981, which was $292,731 in excess of its required net capital of $250.

The Company is subject to the Customer Protection Rule (SEC Rule 15c3-3), promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2021, and throughout the period, the Company did not carry security accounts for customers or perform custodial functions related to customer securities. Consequently, at December 31, 2021, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2021 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

12. INCOME TAXES

The following table sets out the composition of XTX Markets LLC's current and deferred tax assets and liabilities as of December 31, 2021:

Current Taxes:

	Payable	Receivable
Federal	-	$4,873
State and local	$2,479	-
	$2,479	$4,873

Deferred Taxes:

	Liability	Asset
Federal	$194	-
State and local	$11	-
	$205	-

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 2021, the entity had no valuation allowance to reduce deferred tax assets.

Deferred tax liabilities are recorded within Income taxes payable of the Statement of Financial Condition. The composition of the net deferred tax liability is as set out below:

Deferred tax assets	
Compensation	882
Operating Lease Obligation	65
Total Deferred Tax Assets	**947**
	-
Deferred tax liabilities	-
Depreciation	76
Operating Lease - ROU	61
Unrealized Revenue	967
Other	48
Total Deferred Tax Liabilities	**1,152**
	-
Net Deferred Tax Assets/(Liabilities)	**(205)**

Management has assessed the Company's uncertain tax position exposure in accordance with ASC 740 and current accounting policy. Management has concluded under the two-step process that the tax positions taken will be sustained as determined under the more likely than not threshold, and therefore a nil balance in relation to uncertain tax positions has been recorded in the statement of financial condition.

As of December 31, 2021, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required. The Company is subject to tax examination for tax year ending December 31, 2018 at the federal, state and city. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

13. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through February 28, 2022. On February 23, 2022 the Company notified FINRA of its intention to pay a dividend of $227,000 in respect of profits earned to date. This notification contained an expected payment date of March 4th, 2022.

Other than the above, there have been no material subsequent events that occurred during such period that would be required to be recognized in the statement of financial condition as of December 31, 2021.